LAUNCHING NOW

LIU YE



Huge Untapped Potential

With $213M in total Asian auction sales, he's just starting to gain traction in Western art markets[1]

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Rising Global Sensation

Ye's demand is rising in the West: in February his painting "The Goddess" sold for 158% above its high estimate in London.


Sotheby's 蘇富比

0.81

SHARPE RATIO (5% INCREASE FROM 2022)[2]

33%

INCREASE IN AVG. AUCTION PRICE (2022-2023)[3]

28.5%

RECORD PRICE GROWTH RATE[4]

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Highly Valuable Size (79 x 67 in)

Ye's larger works are exceedingly rare at auction. While not all are directly comparable to our offering, 7 of his top 10 auction records come from large-scale works.



Auction Record #2
70 x 140 in



Auction Record #3
86 x 118 in



Auction Record #4
70 x 141 in

Blue-Chip Representation

In 2019, Liu signed with the prestigious David Zwirner gallery, and his work has recently been in high demand by major museums and private collectors worldwide.



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“LIU YE LEADS HONG KONG CONTEMPORARY AUCTIONS AS GLOBAL RECOGNITION EXPANDS”

ART MARKET MONITOR

2020

Important Disclosures

More information on the Offering Circular can be found at sec.gov

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

1. "Huge Untapped Potential - With $213M in total Asian auction sales, he's just starting to gain traction in Western art markets." This statement is based on Liu Ye's career auction sales (1996-2002) and based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Liu Ye has a risk-adjusted appreciation of 0.81. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.

3. "Increase in Avg. Auction Price (2022-2023)." This statement is based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Liu Ye have a record price compound annual growth rate ("CAGR") of 28.5% from May 4, 1995 to June 30, 2023. This calculation is based on (i) a record price of $9,314 on May 4, 1995, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $10,945,690, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.